

Mail Stop 3030

April 27, 2018

Via E-mail
Nicholas C. Gangestad
Chief Financial Officer
3M Company
3M Center
St. Paul, MN 55144

      Re: 3M Company
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed February 8, 2018
              File No. 001-03285

Dear Mr. Gangestad:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Divestitures and Strategic Investments, page 26

1.   Please explain to us the purpose of the tabular presentation of divestiture impacts and strategic investments net benefit (cost) and tell us how you considered the guidance in Item 10(e) of Regulation S-K in making your presentation.

Item 8. Financial Statements and Supplementary Data

Note 15. Commitment and Contingencies

Minnesota Environmental Litigation, page 124

2.   You disclose that as of December 31, 2017 you had not recorded any liability related to the Minnesota Environmental Litigation because you believed any such liability was not probable and estimable. However, we note from your Form 8-K dated February 20, 2018 that you settled the lawsuit on that day for $850 million. Please address the following:

- Please provide us with your analysis of ASC 450-20-25 and ASC 450-20-30 in determining that no loss contingency accrual relating to this action was required as of December 31, 2017. Clearly explain to us why the loss contingency was not probable and estimable as of that date.

- Tell us how you considered the guidance in ASC 855 - Subsequent Events - in concluding on your disclosures relating to this matter in this Form 10-K, which was filed with us on February 8, 2018.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery